Exhibit 99.3

REFINITIV STREETEVENTS EDITED TRANSCRIPT MG.TO - Q3 2022 Magna International Inc Earnings Call EVENT DATE/TIME: NOVEMBER 04, 2022 / 12:00PM GMT REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

NOVEMBER 04, 2022 / 12:00PM, MG.TO - Q3 2022 Magna International Inc Earnings Call CORPORATE PARTICIPANTS Louis Tonelli Magna International Inc. - VP of IR Patrick W. D. McCann Magna International Inc. - Executive VP & CFO Seetarama Swamy Kotagiri Magna International Inc. - CEO & Director CONFERENCE CALL PARTICIPANTS Adam Michael Jonas Morgan Stanley, Research Division - MD Christopher Patrick McNally Evercore ISI Institutional Equities, Research Division - Senior MD Colin M. Langan Wells Fargo Securities, LLC, Research Division - Senior Equity Analyst John Joseph Murphy BofA Securities, Research Division - MD and Lead United States Auto Analyst Joseph Robert Spak RBC Capital Markets, Research Division - Autos and Leisure Analyst Michael W. Glen Raymond James Ltd., Research Division - Equity Research Analyst Peter Sklar BMO Capital Markets Equity Research - Consumer Analyst PRESENTATION Operator Greetings, and welcome to the Magna International Q 3 2022 Results Conference Call . (Operator Instructions) As a reminder, this conference is being recorded, Friday, November 4 , 2022 . It is now my pleasure to turn the conference over to Louis Tonelli, Vice President, Investor Relations . Please go ahead . Louis Tonelli - Magna International Inc. - VP of IR Thanks, Tina . Hello, everyone, and welcome to our conference call covering our Q 3 ' 22 results . Joining me today are Swamy Kotagiri, Vince Galifi and Pat McCann . Yesterday, our Board of Directors met and approved our financial results for Q 3 ' 22 . We finished -- we issued our press release this morning outlining our results . You'll find the press release, today's conference call webcast, the slide presentation to go along with the call and our updated quarterly financial review all in the Investor Relations section of our website at magna . com . Before we get started, just as a reminder, the discussion today may contain forward - looking information or forward - looking statements within the meaning of applicable securities legislation . Such statements involve certain risks, assumptions and uncertainties, which may cause the company's actual or future results and performance to be materially different from those expressed or implied in these statements . Please refer to today's press release for a complete description of our safe harbor disclaimer . Please also refer to the reminder slide included in today's deck related to today's commentary . And with that, I'll pass it over to Swamy . Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director Thank you, Louis . Good morning, everyone . Happy to be here to provide a general update on Magna as well as our Q 3 results . Key takeaways from today's call . We continue to manage through a difficult operating environment and our results for the third quarter improved both on a year - over - year basis and on a sequential basis compared to last quarter, excluding the disappointing performance at certain facilities, which impacted our third quarter and is contributing to our reduced outlook, our results were in line with our expectations . 2 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

We expect another sequential improvement of earnings in Q 4 , including as a result of efforts to secure cost recoveries from customers, and we have reduced our sales and margin outlook for 2022 , mainly reflecting increased operating inefficiencies and lower production assumptions . And while we are highly focused on addressing short - term external and internal challenges, we continue to make progress on our go - forward strategy to drive our future business . Let me briefly cover the current dynamics impacting the industry . We continue to experience supply constraints in particular, semiconductors . Improvement in the second half of 2022 is not as much as expected . At this point, we anticipate some ongoing scheduled choppiness through the end of the year and into the first half of 2023 . Input costs remain elevated with higher energy costs in Europe, the most recent factor . We continue to make progress in customer recoveries and our discussions with customers continue . Relative to our previous outlook, we expect only a modest increase in our net input cost for 2022 . The stronger U . S . dollar relative to other currencies in which we operate, particularly the euro, continues to negatively impact our reported results . And there remains risk going forward that high inflation and rising interest rates will impact auto consumers . In terms of tailwinds, dealer vehicle inventories remained below historical levels . And to this point, underlying auto demand remains resilient and constrained by tight supply and global auto forecasters continue to expect increased light vehicle production in the coming years . Now turning to our third quarter earnings . Relative to the third quarter of 2021 , consolidated sales were $ 9 . 3 billion, up 17% . On an organic basis, sales were up 27 % compared to a 24 % increase in global light vehicle production, representing 3 % weighted growth over market . This outgrowth includes the impacts of continuing customer recoveries . EBIT margin increased 190 basis points to 4 . 8% . Increased vehicle production was the largest positive factor . Higher net input costs was the most significant offsetting factor in Q 3 . Our EBIT margin improved year - over - year in every operating segment . Our adjusted EPS rose 91 % to $ 1 . 07 for the quarter, and our use of free cash flow was $ 210 million in Q 3 . During the quarter, we repurchased 3 . 1 million shares using $ 180 million in cash and paid out another $ 125 million to shareholders in the form of dividends . Pat will take you through the details of our revised ' 22 outlook later . Let me take you through the broad strokes . Compared to our previous outlook, we are reducing adjusted EBIT margin at the midpoint by about 30 basis points to a range of 4 . 8 % to 5% , mainly related to 3 factors . We are experiencing a higher level of operating inefficiency in a few facilities . The EBIT impact from these operating inefficiencies is about 15 basis points . The most significant is the BES facility that we have highlighted last quarter . We have identified the issues and action plans are in place . We expect progress in improving the run rate of losses going forward . Our lower volume assumptions in North America and Europe resulted in lower sales and relative to our last outlook, we are seeing more disruption costs from production schedule changes . These are partially offset by a contribution on higher sales in China . Together, the volume, sales and schedule volatility impact is approximately 10 basis points . Lastly, there has been some movement in a couple of areas of our net input costs, but overall, we are expecting about $ 20 million in higher costs, which is essentially the impact of lower sales of scrap steel and aluminum compared to our previous outlook as a result of lower market prices . Despite bringing our outlook down, we still expect improved sequential earnings in Q 4 relative to Q 3 , mainly reflecting lower net input costs, partially offset by higher engineering expense . While we are tackling short - term industry challenges, we continue to take steps in our go - forward strategy . We are leveraging Magna's capabilities and platform technologies in areas such as 48 - volt battery management, software stack and sensors to enter growing adjacent mobility markets such as micromobility . Our recent Yulu investment allows us to enter the world's largest growth market for 2 - wheeled electrified mobility with India's largest 2 - wheel electrified mobility as a service business and through both our collaboration with Cartken and our own internally developed robots we are addressing last - mile delivery . In the area of powertrain electrification, we are launching hybrid DCTs for Stellantis, starting with Jeep and Fiat models . Our agreement also includes additional future hybrid models for Europe . Our scalable hybrid technology is an important step in helping our customers electrify their fleet to improve fuel efficiency and performance and to meet regulatory requirements . NOVEMBER 04, 2022 / 12:00PM, MG.TO - Q3 2022 Magna International Inc Earnings Call 3 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

To date, we have been awarded hybrid DCT business with 3 global OEMs, BMW, Mercedes and Stellantis . Earlier this year, we broke ground in our LG joint venture on a new facility in Mexico that will supply inverters, motors and onboard chargers . This is an important step in our ability to support our customers' powertrain electrification plans in North America . Lastly, we recently won another Automotive News PACE Award, our 6 th such award in the past 8 years or a solution that offers real - time die adjustments during the stamping process . We are also awarded an Automotive News PACE pilot innovation to watch for a better - performing aluminum die - cast alloy used for structural applications . The innovation provides both a lower cost and lower carbon footprint . These awards recognize our efforts to drive innovation and technological advancements across Magna and very proud of our continued success here . With that, I'll pass the call over to Pat . Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Thanks, Swamy, and good morning, everyone . I'll start with a detailed review of the quarter . Global vehicle production increased 24 % in the quarter with all key markets up by a similar percentage . Our consolidated sales were $ 9 . 3 billion, up 17 % from the third quarter of 2021 . On an organic basis, our sales increased 27 % year - over - year, representing a 3 % weighted growth over market in the quarter . The increase was primarily due to higher global vehicle production, higher assembly volumes, the launch of new programs and price increases to recover certain higher input costs . These were partially offset by the negative impact of foreign currency translation, lower sales in Russia and customer price concessions . Adjusted EBIT was $ 441 million and adjusted EBIT margin increased 190 basis points to 4 . 8% , which compares to 2 . 9 % in Q 3 2021 . The higher EBIT percent in the quarter reflects earnings on higher sales, commercial settlements, a $ 45 million provision on an engineering services contract with ever ground in Q 3 2021 , higher tooling contribution and divestitures of loss - making entities . These are partially offset by higher net input costs, operating inefficiencies at a facility in Europe, higher launch and net warranty costs and reduced earnings on lower sales at facilities in Russia . Equity income was down $ 7 million year - over - year to $ 27 million in the quarter . The decline reflects higher net input costs at certain equity - accounted entities and higher electrification spending in our LG JV to support new launches and additional growth, partially offset by earnings on higher sales at certain equity - accounted entities . Our adjusted effective income tax rate came in at 25 . 5% . The higher rate compares to Q 3 2021 was due to lower R&D credits and a change in the mix of earnings, partially offset by favorable changes in reserves for uncertain tax positions . Net income attributable to Magna was $ 308 million, up $ 138 million compared to Q 3 2021 , reflecting higher EBIT and lower interest expense, partially offset by the higher income tax rate . Diluted EPS was $ 1 . 07 compared to $ 0 . 56 last year . Foreign exchange reduced our EPS by about 8% -- sorry, $ 0 . 08 per share . I will now review our cash flows and investment activities . During the third quarter of 2022 , we generated $ 591 million in cash from operations before changes in working capital and invested $ 353 million in working capital . Investment activities in the quarter included $ 364 million for fixed assets, a $ 125 million increase in investments, other assets and intangibles and $ 25 million for our investment in Yulu mobility . Overall, we used $ 210 million of free cash flow in Q 3 . We also repurchased $ 180 million of our common shares and paid $ 125 million in dividends . At the end of the third quarter, our adjusted debt to adjusted EBITDA was 1 . 39 , and our liquidity remains strong at $ 4 . 6 billion, including $ 1 . 1 billion in cash . Next, I will cover our outlook . In North America and Europe, our most significant markets, we slightly reduced our vehicle production expectations from our previous outlook, and we increased our volumes in China . We assume exchange rates and our outlook will approximate recent rates . Given recent currency moves, we now expect a weaker euro, Canadian dollar and RMB for 2022 relative to our previous outlook . We have reduced and narrowed our expected ranges for segment and consolidated sales, largely reflecting lower volumes and the strengthening of the U . S . dollar, in particular, relative to the euro . NOVEMBER 04, 2022 / 12:00PM, MG.TO - Q3 2022 Magna International Inc Earnings Call 4 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

As Swamy indicated earlier, we reduced and narrowed our EBIT margin expectations . We now expect a margin range of 4 . 8 % to 5 % compared to 5 % to 5 . 4 % previously . We slightly raised and narrowed our equity income expectations . Our expectation for net income attributable to Magna has been reduced and narrowed largely to reflect lower sales and lower adjusted EBIT margin and we lowered our expectations for capital spending this year . Lastly, we reduced our free cash flow projections to the range of $ 400 million to $ 600 million . This mainly reflects expected lower earnings and higher working capital, partially offset by lower capital spending . With respect to higher working capital, we have been carrying increased levels of safety stock, given ongoing supply chain volatility . We had expected that to decline by year - end . We are now assuming to remain above normal levels through the end of 2022 . The higher working capital also reflects a change in timing of tooling collections . In summary, our third quarter results were improved over both last year and last quarter, although we had expected a little bit better . We anticipate further sequential earnings improvement in the fourth quarter . We continue to focus on making improvements in our unperforming operations, managing our costs and obtaining customer recoveries to help address the current challenges and we are making ongoing progress in our go - forward strategy . Thanks for your attention this morning . We would be happy to answer your questions . QUESTIONS AND ANSWERS Operator (Operator Instructions) The first question comes from John Murphy, Bank of America . John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst Just a first question on the implied guide for the fourth quarter . I think at the midpoint of the range, the revenue was like $ 9 . 6 billion and the adjusted EBIT is about $ 550 million . So a marked improvement sequentially from the third quarter and a pretty significant improvement in profitability . Just wondering what the key factors are sequentially that are driving that because I mean it also looks like -- I mean, it's about $ 110 million improvement in EBIT sequentially and only $ 360 million improvement in revenues sort of at the midpoint . So it implies sort of some big incrementals as well . Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO John, thanks for the question . So looking from Q 3 to Q 4 , we provide a range . And if you look at the midpoint, I think roughly where you're looking that math makes sense . Big picture, when we had sales, we're seeing increased volumes from Q 3 into Q 4 , but we're also expecting higher recoveries as we progress through the year . A good portion of that is booked through revenues as well . And then the offset against that would be foreign exchange headwinds on translation . On the margin side, as you look at our progression of customer recoveries and our input costs on a net basis, we're expecting improvements in Q 4 relative to Q 3 . And then there's some small puts and takes, primarily spending and timing of engineering and then D&A increasing just a normal course as programs launch . Those would be the big drivers, John? John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst Okay . That's helpful . And then just a second question . The commercial sentiment seemed like they're reasonably material, certainly in the third quarter and the fourth quarter . Pat, can you kind of allude to or really detail whether they are relative to cost inflation or relative to some of the costs that you're incurring from volatility and schedules that the automakers seem to be playing ball with? And how we should think about those go forward? So maybe third quarter actual, what you're expecting for the fourth quarter actual, how much of that is in period? And what is it specifically for cost inflation or volatility in schedules as well? NOVEMBER 04, 2022 / 12:00PM, MG.TO - Q3 2022 Magna International Inc Earnings Call 5 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO When we're breaking out our commercial recoveries, John, we're speaking specifically not about customer recoveries related to input costs or production volatility . That's reflected in our 565 or 570 number that we've been guiding previously . When we talk about commercial recoveries, this is normal course recoveries that we would have every month, I would say . So there's ups and downs . It just happened this quarter that they tended to go in our favor, but it covers areas such as (inaudible) launch production schedules, program cancellations . So there's a whole list -- launch list of issues that go into that category, and they bounce around from quarter - to - quarter like we said in the discussions, they just went in our favor this quarter, but we don't forecast those in our numbers . John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst Okay . And then just lastly, Swamy, philosophically, there used to be buffer stocks in the automotive value chain that used to sit on dealer lots as finished goods . That's now been worked down pretty dramatically . And this buffer stocks seem to be backing up into the suppliers like yourselves . I mean how long do you think you're going to maintain these buffer stocks? And I mean how consequential do you think this will be to 2023 ? Or is this something that will get worked out early in 2023 and you'll be back to pretty lean just - in - time inventory levels? Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director John, great question . I think one of the big impacts that we have is due to the start - stop and because of trying to keep the continuity to the customers, obviously, leads to inventories within our plants and having these buffer stocks . The volatility has not improved as much as we had thought it would in the second half of this year . Hopefully, it does . And I think that will make a difference for sure in 2023 . But if you just look at the production versus the slack in the value stream down to the Tier N, I think, is going to determine how stable can production releases be and not just the release but being able to stick to the release I think, is going to make a difference . I believe it's going to start improving . But to get to a state of equilibrium, I think it's going to be a little bit beyond the first half of 2023 from what we see today . John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst And I'm sorry, Swamy, just one follow - up on that . Will you know -- will you have an idea of this stability? Or is it just going to happen when it happens? I mean any guideposts you could look to . Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director So John, I think typically, if you had asked me the question . John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst It might give you a hard time -- a hard question . Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director No, no, no, it's fine . If you had asked the question about 2 or 3 years ago, right, we would have said, we really had a decent view into 13 to 15 weeks out, right? We get releases from the customer 13 to 15 weeks out, but the issue has been the releases don't materialize when you come to it, right? The parts are not picked up or something changes and so on and so forth . That has been the issue . So get the release and hopefully, the release sticks, I think, is what we are hoping for starting next year . NOVEMBER 04, 2022 / 12:00PM, MG.TO - Q3 2022 Magna International Inc Earnings Call 6 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Operator The next question comes from Adam Jonas, Morgan Stanley . Adam Michael Jonas - Morgan Stanley, Research Division - MD I just had a follow - up on the working capital safety stock question . Thanks for the clarity on maybe taking beyond first half for equilibrium, but what is the quantum of working cap that we kind of have trapped in the system just so we kind of have an idea of what's in the bathtub and what could come out over time? My first question . Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director Yes . Adam, I think when you look at the working capital, it's a bunch of things, obviously, right? And it changes from quarter - to - quarter a little bit and part of it is due to these buffers that we've been talking about . I think it's difficult to quantify exactly . Maybe we can look at year - to - year . At this point, I would -- I won't be very accurate, Adam, to quantify exactly how much of that working capital is due to buffers versus other things . I would attribute most of the change to the normal average working capital that we have versus what we're seeing now, definitely to the buffers and the safety stock . Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO And Adam, if I could just -- sorry, just getting some data, we did hear your question . But when we look at the working capital, Swamy's talking, there's a couple of buckets to it . So there's a safety stock that Swamy was referring to specifically . And when we look at that quarter, if we look -- if you look at our average inventory turns where we expect things to be, that number is probably in the $ 200 million type range . When you -- the other piece that is driving working capital higher than expectations when we get to year - end is really, when you look at -- the way the industry works, our working capital, our receivables are pretty automatic once they get into the system if they get paid per the OEMs, TNCs . The one area where we can get slippage and where we're realizing it is the timing of your PPAP approval and your collections on tooling . So that's also driving some of the higher receivables we see at year - end . So if you think about the inventory, $ 200 million of safety stock in that range and then the balance would be primarily related to timing of tooling collections . Adam Michael Jonas - Morgan Stanley, Research Division - MD That's really helpful color . Just as a follow - up, we're heading into a global downturn, we're in some form of global downturn already . And as a supplier, you felt it on the production schedules for years, you've already been in a downturn in many ways . So are you seeing any signs right now that your OEM customers might be cutting back on some of the science projects, focusing on more of the proven moneymakers like internal combustion? I mean argument could be made that when everyone is generating all - time high margins and money is free, that you can kind of launch on this -- the big ESG campaigns and the expensive stuff and sell loss - making EVs and AVs and all that . And maybe that posture changes into a downturn . I don't know if you're seeing any indication of that yet on the forward look to your customers? Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director Yes . Great question, Adam . I think when we look at the long - term planning, we usually are at the table talking about strategically 3 to 5 years out . And we've always talked about what is the sustainable plan when I say that long - term plan, taking into account the transition of the product from where we are over the next 10 years . We haven't significantly changed or seen a change in terms of their portfolio or program management . And obviously, we have an internal view also as we work on different call it platforms or product lines, an assessment of what we think, right, for the next 5 , 10 years . But I wouldn't say there has been a drastic shift on any of the customer viewpoints as we have various discussions today . NOVEMBER 04, 2022 / 12:00PM, MG.TO - Q3 2022 Magna International Inc Earnings Call 7 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Operator The next question comes from Peter Sklar, BMO Capital Markets. Peter Sklar - BMO Capital Markets Equity Research - Consumer Analyst Pat, I'm just a little confused on what the net impact is of the not normal course commercial recoveries, but all these extraordinary inflationary impacts you're feeling on energy, rent, et cetera . So what is the impact in Q 3 ? And what is the impact in Q 4 when you look at that elevated level versus the commercial recoveries that you benefited from in Q 3 as you negotiated reimbursement for those extraordinary costs? Is it net - net a positive or negative? I'm just trying to figure out where you're at . Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO Peter, let me try and clear it up . So when you're thinking about -- so forget about the commercial piece, if we're talking specifically about our 565 , we've talked about historically, we would have guided in the range of about 200 basis points in Q 1 and 200 basis points in Q 2 . When we got into Q 3 , the number is coming down and the impact, the headwind year - over - year would be in the range of about 180 basis points . And that's primarily as we -- our launch year from last year is a little bit elevated, but we're also -- our recoveries were back - ended . So when you work through the math, basically, we're looking as we move into Q 4 with a minimal amount of input cost headwinds on a year - over - year basis, Peter? Peter Sklar - BMO Capital Markets Equity Research - Consumer Analyst Okay. And then the 180 basis points since you're talking about the 565, that's a net number. That's elevated cost less recoveries. Correct? Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO Everything on a net basis, that's correct, Peter. Peter Sklar - BMO Capital Markets Equity Research - Consumer Analyst Yes . Okay . Next question . Could we have an update on management's thinking on how things could potentially unfold in Germany this winter, if there is an energy shortage? And if the German government was required to rush an industry I mean, how do you think that would play out? Do you think that they would curtail production of the auto industry in Germany? Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director Yes . I think as you can imagine, Peter, this is a little bit more societal than just the industry . And at least from the information that we see, the natural gas stocks seem to be ahead compared to the normal years . But you have to see the harshness of the winter and the rest of the stuff . But from our conversation, the industry in general is talking to the policymakers to safeguard as much as possible, but that is something to be seen . It's no different than any supply shortage . It only takes one component, right, in the entire supply chain to stop vehicle production . I think we are part of all these conversations with OEMs and policymakers to stay at the table to understand it . Other than being remaining agile to address that as it comes along, there is not a whole lot that we can do from our side other than production planning to the extent possible . NOVEMBER 04, 2022 / 12:00PM, MG.TO - Q3 2022 Magna International Inc Earnings Call 8 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Peter Sklar - BMO Capital Markets Equity Research - Consumer Analyst And just my last question, the -- in your discussion on the downward revision to the margin guidance, the 30 basis points due to plant inefficiencies, if I do my math correctly, that's about a loss of $ 27 million in the quarter . I think you touched on it last quarter, but do you mind reviewing this plant in Europe that's incurring most of the loss, what it does and what the issue is there? Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director Yes . Peter, I think just a correction, Pat, I think it's 15 basis points, right? And you're right, Peter, most part of it is in one facility, as you mentioned in Europe . If you just step back and look at it, we had a capacity constrained . There was a change -- a little bit of a change in the program kind of put the facility over the cliff in terms of the capacity constraints and therefore, had to do some outsourcing of parts both to internal Magna divisions and external . As you can imagine, when you're shipping parts there is premium associated with it . And that is what has caused the issue that we are talking about . The issues have definitely been identified and there is an action plan in place clearly . As you can imagine, to rebalance the capacity, which will reduce the premium cost, it takes time . So the plan is in place . We understand the issue . Now it's just a matter of executing to that and bringing back capacity in an orderly way at reduced premium costs . I think that's what I meant when I talked about reducing glasses and improving run rates going forward . Operator The next question comes from Chris McNally, Evercore . Christopher Patrick McNally - Evercore ISI Institutional Equities, Research Division - Senior MD So just a real quick one because I think the comments around Q 4 were pretty important . So in the old framework, I think of the $ 560 million net, it was $ 400 million on an absolute basis in first half, $ 160 million implied in the second half . And I think the comments were that Q 4 would almost be neutral . Does that mean that there's a chance that maybe by the first half of the year given the normal pace of the conversations that we could have a tailwind from this noncommercial recovery inflationary bucket? Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO Chris, so your math is bang on . So when you look at $ 200 million, $ 200 million, the $ 160 million brings us to the $ 560 million all in . So there's a little bit of leakage year - over - year when we get into Q 4 . I think when we get into headwinds and tailwinds for 2023 , we are in the middle of working through our business planning process . And as you can imagine, the number of moving parts this year given inflation and energy, it's been an incredible process trying to work through it . If you remember, Chris, if you go back to our guidance from February of last year, we did break down inflation into a couple of buckets and we bucketed them basically between sticky inflation, primarily labor and then non - sticky inflation being commodities and since that time, energy as well . So when I think about a headwind, I don't think we're going to have a tailwind on labor, for sure . I think labor is a sticky type of scenario . We're going to work on automation projects and bringing efficiencies into the plants to negate those costs headwinds . When you think about the other bucket, primarily energy, it's really going to be dependent on what Swamy talked about earlier, whether it's rationing or one - off . That's one piece of it . But looking again just at the energy curves in Europe and where we settle, that's really going to be the big driver of how ' 23 shakes out . And then on top of all that, what we can recover as far as customer expectations? Sorry for the long answer . NOVEMBER 04, 2022 / 12:00PM, MG.TO - Q3 2022 Magna International Inc Earnings Call 9 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Christopher Patrick McNally - Evercore ISI Institutional Equities, Research Division - Senior MD No, it's very helpful . And then maybe a second on Steyr and a lot of the interesting things going on in obviously Autotech and the IRA, just sort of a 2 - part question . Maybe an update or a reminder, discussed launching in the first half of next year . How does it work in terms of either cost overruns or the launch cadence, does Steyr take a little bit of a margin hit as you launched the program with them, just remind us how costs are shared . And then a bigger picture, Swamy, I'm sorry, I always ask this, but it sounds like there's the potential for a bigger move in Steyr in North America, it makes even more sense with everything domestic for IRA . So just any updates that you can share there on Steyr . Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director So I think from a perspective, the North American footprint, we've always said that, and I think the answer still remains if there is an appropriate business case, we are very open for the footprint in North America . There is obviously various discussions on the topic, and they continue . As we've always said, we have remained very disciplined to say . It has to make sense in the long run . On the other part, Honestly, I don't think it's right on our part to talk about cadence of launches and so on, we would leave that to the customer and let them talk through it . We have so many launches that we do with various customers . We don't comment on it and we would -- it will be not in the right place for us to talk about a customer cadence and launch here . Christopher Patrick McNally - Evercore ISI Institutional Equities, Research Division - Senior MD And maybe Swamy, I forget about the specific case, just typically in a launch year for a new program, is there an investment period on Magna's part where the -- if I think about BMW historically, where Steyr margins would get? Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director I would say that, obviously, it depends very much on the ramp curve and the launch and it differs from customer to customer . How they get their milestones is going to drive that . But usually, right, we take that into account as we are going through the planning process . And to the extent when their plan changes, obviously, because of programs, the maturity and so on and so forth, that is what Pat talked about how the launch there is puts and takes from one quarter to the other, depending on customers and programs . It's very difficult to say it is a one particular cadence every time during the launch . I mean, we see, in some cases, there is more . In some cases, I think it just sticks to the plan exactly . So it's difficult to quantify, I'm not trying to go around, but I wish I could give you a more concrete answer . Operator The next question comes from Joseph Spak, RBC CM . Joseph Robert Spak - RBC Capital Markets, Research Division - Autos and Leisure Analyst Maybe just -- I know -- I think to John's first question, you talked a little bit about some of the factors here for the fourth quarter . If we single in specifically on BES and Power & Vision, where it seems like there's some larger quarter - over - quarter margin assumptions, it's almost like 190 basis points in BES and 150 in Power & Vision . I think BES, you sort of talked about, right, some of the efficiency improvements in Europe . I was wondering if you could help us help quantify maybe how much of that sequential improvement is there and what's driving the rest . And then what's driving the improvement in Power & Vision quarter - over - quarter? Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director Joe, we'll have to look at that . I don't -- sequentially, I don't have a good handle on looking at it by segment, I think . NOVEMBER 04, 2022 / 12:00PM, MG.TO - Q3 2022 Magna International Inc Earnings Call 10 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO Sorry, Joe, when you look at a couple of big items, if you are focusing on Q 3 , there is -- we did have the unusual warranty charge in the P&V group, which will -- it's obviously it's a onetime in nature . So that's one of the big drivers . When you look as well as far as customer recoveries, those 2 big groups do drive a disproportionate amount of the change in headwinds, just given the -- how they're heavy industrial groups . So that's another piece of it . And so those are the 2 big of top of my head issues . But as Louis said, we have the detail, we'll just have to put it into a tight package for you . Joseph Robert Spak - RBC Capital Markets, Research Division - Autos and Leisure Analyst We can follow - up . We can follow - up . I guess, maybe just one sort of quick one . You pointed to FX . Obviously, we could all sort of see that on our screens . I mean it seems like at current spot, that could be like maybe like $ 1 . 3 billion, $ 1 . 4 billion sort of top line hit to you next year . I was wondering if you could -- if you sort of -- if you think that sort of ballpark correct? And then just at the EBIT level, remind us, I think it's mostly translation, but is there also some transaction exposure you have within Europe or anything? Louis Tonelli - Magna International Inc. - VP of IR And my recollection, Joe, from past about a $ 0 . 01 change in euro - U . S . dollar is about $ 150 million annually . So it is pretty significant . Canadian dollar U . S . less significant, but it's probably per $ 60 million per $ 0 . 01 change . So depending on what assumptions you're making there, the number is going to be pretty big . Joseph Robert Spak - RBC Capital Markets, Research Division - Autos and Leisure Analyst Yes . Okay . Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO Sorry, Joe, on the second part of your question, you're correct . It's primarily translation impact . We do have a mature foreign exchange hedging process at Magna, which negates the majority of the transactional impacts . Joseph Robert Spak - RBC Capital Markets, Research Division - Autos and Leisure Analyst Okay . And Swamy, I guess just a very big picture . I know you don't update the ' 24 targets you have, but at a very high level and no one sort of has a crystal ball on production . I just want to really understand, like if we do get back to the volume levels you assumed when you issued those targets, do you think that is still attainable? Or has something else happened since then that sort of structurally change that view? I guess, differently, like, is it really just sort of volume that's the key driver to sensitize what we should assume for ' 24 margin targets? Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director So Joe, I think it's a good question . I think if you just fundamentally look at our operations and our plan, I would say it's very sound . Like you said, the key things are, one is volume . And in my previous comments I did mention is also equally important is the inefficiencies that are caused due to this start - stop in production . I would say those from an operational perspective and to be very transparent, we have to address the underperformance that I talked about . Other than that, if you look at the foundational part of it, I think we feel pretty good . The input costs and the inflation stickiness that Pat talked about is obviously going to have an impact on how we do and what we do . In short, I think if the extraneous events are not volatile and are not NOVEMBER 04, 2022 / 12:00PM, MG.TO - Q3 2022 Magna International Inc Earnings Call 11 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

changing significantly, then I would say the margins that we have talked about are very reachable . So there is not an underlying that puts a question mark . We feel pretty confident, but we've got to address all these market conditions that we're going through right now . Operator The next question comes from Colin Langan of Wells Fargo. Colin M. Langan - Wells Fargo Securities, LLC, Research Division - Senior Equity Analyst Just to clarify, I mean, what is the light vehicle production assumption when we're looking quarter - over - quarter? Because your growth, I think, at the midpoint is something like 4% . I know a lot of suppliers are talking more flattish . I mean is that sort of 4% ? Louis Tonelli - Magna International Inc. - VP of IR You talk about global Q4? Colin M. Langan - Wells Fargo Securities, LLC, Research Division - Senior Equity Analyst Yes. Just overall, Global Q4 what your kind of baseline is? Louis Tonelli - Magna International Inc. - VP of IR I can tell you -- so our assumption for the full year, so year - over - year is about plus 2% , which I think is pretty much in line with maybe even a little conservative about IHS . That's where we are, full year globally . Colin M. Langan - Wells Fargo Securities, LLC, Research Division - Senior Equity Analyst Okay . All right . And if I look at the Q 4 sort of implied rate, margins sort of jumped to like 5 , 7 - ish at that point . How should we think of it? Is that the right launch sort of rate as we look into 2023 ? Or are there some seasonality or any maybe retroactive recoveries that are impacting that sort of exit rate? Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO Yes . I think all of the above apply, Colin . Like I said earlier, we're really in the middle of a budget cycle here that we're kicking off . We are going to come to the market in February with our Q 4 results given that guidance . It wouldn't be fair for us to give a number at this point because what we're really trying to see is where we're going to land . Colin M. Langan - Wells Fargo Securities, LLC, Research Division - Senior Equity Analyst Okay. And just lastly, any retroactive recoveries in the Q3 and Q4 results that we should be thinking about? Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO Yes . So there are . If you think about the cadence of our headwinds on our net input cost of the 565 that we had guided earlier, it gives you a perspective that they were front - loaded . And part of that benefit in the second half of the year and part of it was just the year - over - year impact on NOVEMBER 04, 2022 / 12:00PM, MG.TO - Q3 2022 Magna International Inc Earnings Call 12 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

the cost side of it . But the other piece of it is we are -- some of our recoveries are geared towards the back half of the year and a portion of that would relate to the first half . Louis Tonelli - Magna International Inc. - VP of IR But we have broken it down, so we haven't met that detail . Operator (Operator Instructions) Our next question comes from Michael Glen at Raymond James . Michael W. Glen - Raymond James Ltd., Research Division - Equity Research Analyst I just want to dig into the Europe Energy situation just a little bit more . So if we look back earlier this year, you guys had increased that cost guidance based on energy prices in Europe . And if you look at the way energy prices in Europe trended in front half of the year versus what we saw in Q 3 , in particular, you had some pretty significant escalation take place in the Europe energy market, but it doesn't feel like you guys saw much pressure from that . I'm just trying to understand how -- when we're looking at the spot market for natural gas, how we should think about that translating or impacting your results? Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director Maybe I'll start, Pat, you can add . I think if you look at the energy cost, both the gross costs were higher and also expected recoveries were higher . But overall, I should say, the net cost for us are higher . Obviously, we can -- the discussions with the OEM are, I think they understand the issue, right, as we have some of these discussions . You can give a bit details obviously with the granularity of the discussions in each case, I would say that that's the key point, Pat? Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO Great . And I think the other thing, Mike, you have to think through as well as we do have hedging on energy to protect or lock in our secure supply related to that . So it's not -- we're just not looking at the 30 - day forward curve and our numbers are moving up and down . The majority is what Swamy talked about that we're in to the customers, like most of our competitors on energy because it's such a significant impact . That's the first piece . And it spiked in Q 3 for a short period of time . And if you look at the curves today, they're back down to March levels . So I think the market is really bouncing around, but we're tracking it and managing it with the customers . Michael W. Glen - Raymond James Ltd., Research Division - Equity Research Analyst So at this point, would you say then that energy is now largely on pass - through with customers? Has that now been embedded into your arrangements? Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO I think when -- so part of this, Mike, I think we're in a situation where in our main markets, we've operated in a virtually 0 inflation environment . Some of our other markets, whether it's in Brazil or Turkey or some of these evolving markets, we've had success in passing these costs through . So we're lifting that model and using it in our more traditional areas . On a go - forward basis, when you think about energy or anything else, we can derisk our quotes on . That's one thing we have done to move the economics into it . When you think about what Swamy's talking about, we're talking specifically going in with raw data, factual, a good portion of the cost . That's not just our utility bill . Those are surcharges coming through NOVEMBER 04, 2022 / 12:00PM, MG.TO - Q3 2022 Magna International Inc Earnings Call 13 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

suppliers and some of those suppliers are direct suppliers . So we are going through with facts, with data fully transparent and having a discussion with them . And Mike, if you remember, we spoke earlier, it's an industry issue . It's not a Magna issue, and we've had more success when it's more of a broad industry issue . Michael W. Glen - Raymond James Ltd., Research Division - Equity Research Analyst Okay . That's good information . And then finally, just in terms of what you're thinking about from a technology investment standpoint, you've shown appetite to invest in some early technology ventures over time . I'm just wondering, is there anything on the battery side, battery materials, battery technology . I know you produce the battery trays, but is there any appetite for you to step in and get involved in the battery in any significant way? Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director So I think the -- I guess the appetite or our direction in investing in some of the technologies has always been very thoughtful . We have a road map in terms of where our technology and our products sit today and how we see them evolving given how the vehicle of the future is evolving . So it's very well thought through how we're doing what we do, and we are following that process . On the specific topic on the batteries, I think as we sit back and look at it from a system perspective, as you said, we make the battery enclosures, but there is enough tank which gives us a front - row seat of understanding how the thermal management is done, how the controls from a battery management perspective . If you look at our LG joint venture, what we do there in terms of the onboard chargers and so on and so forth . I think from that perspective, we are focused on figuring out where can we play a role in the ecosystem . But I would say sales at the cell level is not something that we are currently looking at . Operator That was our final question . I'll turn the call back over to Swamy Kotagiri for any closing remarks . Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director Thanks, everyone, for listening in . We are obviously still facing a challenging industry environment . We remain focused on working with our customers to address cost inflation . And equally important, we are focused on addressing our underperforming operations . Thank you . Enjoy the rest of your day . Operator Thank you . This does conclude the conference call for today . We thank you for your participation and ask that you please disconnect your lines . Thank you, and have a good day . NOVEMBER 04, 2022 / 12:00PM, MG.TO - Q3 2022 Magna International Inc Earnings Call 14 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

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